Biostate AI



Dear investors,

This past year has been a defining step forward for Biostate.

From day one, our mission has been clear: to help 90% of people live to 90 by building a new foundation for precision medicine - one powered by large-scale molecular data and AI.

Over the past year, we made meaningful progress toward that vision.

We transitioned from building core technology to deploying it in real-world settings - launching our RNA sequencing services commercially, continuing to advance our wet lab platforms, and expanding our ability to generate high-quality molecular data at dramatically lower cost. At the same time, we developed and spun out K-Dense, our AI scientist platform, which is backed by Google and represents an important step toward building a general-purpose biomedical AI system.

We also expanded our global footprint, establishing subsidiaries in India and China and forming a joint venture with Kindstar. These efforts are enabling us to build access to one of the most important assets in this space: large-scale, diverse, longitudinal biological data.

In a world where AI is only as powerful as the data it learns from, we are building the infrastructure to generate, own, and learn from the datasets that will define the future of medicine.

We are grateful to be backed by an exceptional group of investors. Our Series A was led by Accel (early investors in Facebook, Scale AI, Slack, and Discord), with earliest investors including Dario Amodei (co-founder/CEO of Anthropic), Emily Leproust (co-founder/CEO of Twist Bioscience), and the California Institute of Technology.

Thank you for believing in this vision early.

We believe we are still at the very beginning and we're excited to continue building what we hope will become a foundational platform for the future of global health.

We need your help!

1. Dataset & Research Partnerships: We're expanding our biomedical AI training data and actively seeking partnerships with hospitals, research institutions, biobanks, and biopharma companies, a warm intro would mean a lot to us.

2. Series B Investors: We're gearing up to kick off our Series B soon. If you know life science-focused VCs, family offices, or strategic investors who would be excited about Biostate AI, we'd love an introduction. In the meantime, please also help spread the word about our current crowdfunding campaign - every share counts!

3. Enterprise Customers: If you know decision-makers at biopharma, biotech, hospital systems, or CROs, please connect us. Our wet lab services and products are live and ready to scale.

4. European Market Entry: We're actively looking for the right joint venture partner or business development contact in Europe to establish a local presence. If you have relevant connections in EU life sciences or diagnostics, we'd love to connect.

Sincerely,

Dave Zhang

Co-Founder/CEO

Ashwin Gopinath

Co-Founder

Jeremy Sobotta

CFO

How did we do this year?

REPORT CARD



A-

☺ The Good

Full commercial launch of RNA sequencing services with >80% gross margin and continued wet lab innovation with DNA sequencing.

Development, launch, and spinout of K-dense AI Scientist, backed by Google and Accel.

Established wholly-owned subsidiaries in India and China as well as a joint venture with Kindstar Global in China.

☹ The Bad

Wet lab capacity constraints limited our ability to take on all inbound partnership opportunities.

Geopolitical tensions in the Middle East slowed some partnerships.

Deployment of K-Dense in China and India was delayed by lack of availability of some of our dependent AI models.

2025 At a Glance

January 1 to December 31



$565,452 +748%
Revenue



-$9,881,728
Net Loss



$2,501,635 +174%
Short Term Debt



$7,445,425
Raised in 2025



$2,100,000
Cash on Hand
As of 04/ 1/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$66,700

$565,452

-$5,407,609

-$9,881,728

2024   2025

Net Margin: -1,748%   Gross Margin: -22%   Return on Assets: -220%   Earnings per Share: -$0.37   Revenue per Employee: $28,273

Cash to Assets: 52%   Revenue to Receivables: 383   Debt Ratio: 80%

📄 Biostate_AI_Financials_and_CPA_Review_Report_2022_and_2023__1_.pdf

📄 Biostate_AI_Incorporated_2025_Consolidated_Financials_DRAFT_v20260324.pdf

We ❤ Our 151 Investors

Thank You For Believing In Us

Salem Alhajri	Lance Bradley	Prakash Ganapathy	Tom Rhodes	Jason Wade	Ikenna Uzuegbunam
Dennis Lordy	Roderick Herron	Deen A	Amanda Remark	Anthony O'Neal Jr.	Vikrant Patil
Wilfrid Jean-francois	Jorinda Vide	Matthew Milner	Jerry Irwin	Noah Posner	Offe Lac
Moonshot DisruptX	Hildi Perez	Ross Dillon	Christoph Heuermann	Michael Lunsford	Shivram Sundaram
Niren Narang	Mohammed Harris	Tammy Morris	Madhusudhan Rao Bommala	Naga Sanka	Susan Andrews
Patrick DeShon	Cassell Hudson	Ghanshyam Bhutra	Mark iphone 14 Arland	Varun Saraf	Jairzinho Reinaldo Augustin Tromp
Arul Thiyagarajan Saravanan	Paul Montenegro	Frank Zhang	Jianchu Huang	Peter Zhang	Fang Liu
Liming Jin	Yihe Chang	Kyra Campbell	Jason Cui	Rachel Schiff	Satyendra Kumar
Lakeith Lee	Terry Forde	Collins Offor	Devanshi Jain	Steve Flanders	Saran Peddinti
Willie Abraham	Ernest J King	Srinivasa Reddy Mukkala	George Hauser	Fay Cuson	Cherry Moriones
Corey Harmon	P KRUEB	Jesus Adolfo Ortega Turrubiates	Iqbal Singh	Keegan Franks	Alissa Carpio
James M Viggiano	Morris Gelman	Bernhard Köhler	Francis R Rinault	Kristyn Ream	Prakash Bhambhani
Colton Williams	Dorena Battaglino	Wc Scott Wilson	Maciej Rumprecht	Jonathan Estabrook	Stacey Lamers-Bagabo
Robert Heard	London Kent	Jerome Scherbenski	Amit Maheshwari	Heather Rose	Mingjie Dai
Philip Tsai	Mai Nguyen	Danielle Furlong	Carmen Williamson	Matthew Johnson	Steven Sommer
Lacey Vanderford	Gerald Tuma	Griffin Herdegen	William Bourne	Charles Figur	Ahmed Muhammed
Rainy Liu	Daniel Kut	Elizabeth Nguyen	Lina Li	Andrew Jay Sutton	Bryce Young
Truyen Dang	Pawel Pirkl	Efthalia Luzo	Susan Cupples	Jahong Liu	Bobby Silaphet
Rogelio Toledo	W Kim Colich	Rovilla R. Copp	Xi Chen	Hongyu Zhang	Zhongkai Chen
Yafen Niu	Yazhen Gu	Wen Liu	Fachang Zhang	Summer Zhou	Michael Schnall-Levin
Wendy Zhang	Xiaojun Shen	Yuzhi Zhao	Kristina Beaman	Bo Chen	Nitish Lakhanpal
Siddharth Srivastava	Joe Miller	Conor Sullivan	Kandasamy Ravi	Robert Chen	Robert Sanchez
Debbie Pryse	Thomas Kafsack	Scott Furgerson	Dionne Tennant	Saizad Prasla	Abelardo Garcia Jr.
Skanth Ganesan	Indervir Sangha	Richard Higgins			

Thank You!

From the Biostate AI Team





Dave Zhang

Co-Founder/CEO

Presidential award-winning bioengineering professor with 60+ top publications and 40+ patents. Previously co-founder & CEO of innovative cancer diagnostics...



Jeremy Sobotta

CFO

Former CFO, Perimeter Medical Imaging AI (NASDAQ: PINK). Led $4B+ in M&A capital across biotech & medtech. 15+ years...



Kutapa Muthanna

CEO, Bayosthiti.AI (India Subsidiary)

Former Director at KPMG; 20 years of finance and client relations leadership at KPMG and Fidelity Investments. Led...



Zoe Zheng

CEO, Baiaosheng (China Subsidiary)

Former venture capitalist at Matrix Partners China, Gaorong and other top VC funds, leading investments in technology and...



Mohammad Alkheilewi

CEO, Biostate AI MENA (KSA Subsidiary)

Former Managing Director at Eurofins Clinical Laboratories in Saudi Arabia with prior leadership roles at the Saudi...

Details

The Board of Directors

Director	Occupation	Joined
David Y Zhang	CEO @ Biostate AI, Inc	2023
Ashwin Gopinath	Co-Founder @ Biostate AI, Inc.	2023

Officers

Officer	Title	Joined
David Y Zhang	CEO	2023
Jeremy Sobotta	CFO	2025

Voting Power

Holder	Securities Held	Voting Power
David Y Zhang	7,850,000 Class B	29.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2023	$1,100,000	Safe	Section 4(a)(2)
04/2024	$696,000		Section 4(a)(2)
06/2024	$3,290,000	Safe	Section 4(a)(2)
11/2024	$3,667,000	Safe	Section 4(a)(2)
03/2025	$2,000,000	Safe	Section 4(a)(2)
05/2025	$70,621		4(a)(6)
05/2025	$4,874,804	Preferred Stock	Regulation D, Rule 506(b)
12/2025	$500,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Capital Bank	04/17/2024	$696,000	$675,727	8.75%	04/17/2044	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common	37,372,187	220,000	Yes
Class B Common	15,000,000	15,000,000	Yes
Series A Preferred Stock	7,869,878	3,702,411	Yes
Series A 1 Preferred Stock	1,558,294	1,558,294	Yes
Series A 2 Preferred Stock	3,106,995	3,106,995	Yes
Series A 3 Preferred Stock	2,597,392	2,597,392	Yes
Series A 4 Preferred Stock	440,000	440,000	Yes

Warrants: 0
Options: 4

Form C Risks:

Our current capital resources are not sufficient to fund our operations to profitability. We will need to secure additional financing, which may not be available on favorable terms or at all. Failure to obtain additional funding could significantly harm our business and development plans.

We are an early-stage company with limited operating history, making it difficult to evaluate our business and prospects. Our success depends on the development, commercialization, and adoption of our AI-powered biotech solutions, which are still in the research and development phase.

We are not yet profitable and may continue to incur losses in the foreseeable future as we invest in research, development, and commercialization efforts. Our ability to achieve profitability depends on several factors, including market acceptance of our solutions and successful fundraising efforts.

The biotech industry is subject to stringent regulations, including those governing clinical trials, data privacy, and AI technologies. Any failure to comply with these regulations or delays in obtaining necessary approvals could hinder our progress and increase costs.

The biotech and AI markets are highly competitive and rapidly evolving. We face competition from established companies with greater resources and newer entrants with innovative technologies. Our ability to capture market

share depends on the efficacy, safety, and affordability of our solutions.

Our success depends on the expertise and efforts of a small team of founders, researchers, and technical staff. The loss of any key personnel could disrupt our operations and slow down our progress. Additionally, attracting and retaining skilled talent in AI and biotech is highly competitive.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The development of AI for medical prognosis and diagnosis carries technical risk. This is mitigated by our recent Phase 1 results on multiple sclerosis showing >75% on 3 key clinical prediction targets, but there is risk of regression to mean for prospective clinical study needed before commercialization

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the

Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor 🛈 ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust 🛈 created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Biostate AI, Incorporated

Delaware Corporation
Organized June 2023
20 employees
7505 Fannin Street
Ste 610
Houston TX 77054 https://www.biostate.ai

Business Description

Refer to the Biostate AI profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Biostate AI is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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